Exhibit 99.1

GLEN BURNIE BANCORP RELEASES 1Q 2016 EARNINGS

GLEN BURNIE, MD (May 4, 2016) – Glen Burnie Bancorp (NASDAQ: GLBZ), parent company of The Bank of Glen Burnie, today announced results for the first quarter.

The company realized net income of $283,000 or $0.10 basic earnings per share in the quarter ended March 31, 2016 as compared to net income of $380,000 or $0.14 basic earnings per share for the same period in 2015.

Net interest income after provision for credit losses in the first quarter was $2,682,000 as compared to $2,710,000 in 2015. Total assets were $394,466,000 as of March 31, 2016 compared to $390,580,000 at December 31, 2015. Deposits were $339,055,000 as of March 31, 2016 compared to $335,191,000 at December 31, 2015. Loans, net of allowance, were $254,791,000 as of March 31, 2016 compared to $259,637,000 at December 31, 2015.

“Management is focused on increasing earning assets as well as fee income and believe that we are experiencing an increase in business activity,” said John D. Long, President and Chief Executive Officer. “We are pleased that we remain profitable and are paying our regular quarterly dividend.”

Glen Burnie Bancorp will host its Annual Meeting of Stockholders May 12, 2016 at the Bank’s Glen Burnie Branch in Glen Burnie, Maryland. Registration opens at 1:30 p.m. and the meeting will begin at 2:00 p.m.

Glen Burnie Bancorp is the parent company of The Bank of Glen Burnie®. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with eight branch offices serving Anne Arundel County. (thebankofglenburnie.com)

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Certain information contained in this news release, which does not relate to historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

Contact: John Wright, Executive Vice President & CFO
Phone: 410-768-8883
Email: jwright@bogb.net

Glen Burnie Bancorp and Subsidiaries

Condensed Consolidated Balance Sheets

(dollars in thousands)

	(unaudited)	(audited)
	March	December
	31, 2016	31, 2015
Assets

Cash and due from banks	$6,124	$7,493
Interest bearing deposits	6,069	2,308
Federal funds sold	8,425	2,570
Investment securities	99,476	98,790
Loans, net of allowance	254,791	259,637
Premises and equipment at cost, net of accumulated depreciation	3,302	3,369
Other real estate owned	201	74
Other assets	16,078	16,339
Total assets	$394,466	$390,580

Liabilities and Stockholders' Equity

Liabilities:
Deposits	$339,055	$335,191
Long-term borrowings	20,000	20,000
Other liabilities	744	1,213
Total liabilities	359,799	356,404

Stockholders' equity:
Common stock, par value $1, authorized 15,000,000 shares; issued and outstanding March 31, 2016 2,776,566; December 31, 2015 2,773,361 shares	2,777	2,773
Surplus	10,036	9,986
Retained earnings	21,723	21,718
Accumulated other comprehensive loss, net of tax benefits	131	(301)
Total stockholders' equity	34,667	34,176

Total liabilities and stockholders' equity	$394,466	$390,580

Glen Burnie Bancorp and Subsidiaries

Condensed Consolidated Statements of Income

(dollars in thousands, except per share amounts)

	Three Months Ended
	March 31,
	(unaudited)
	2016	2015

Interest income on
Loans, including fees	$2,835	$2,943
U.S. Treasury securities	6	27
U.S. Government agency securities	269	183
State and municipal securities	213	302
Other	28	25
Total interest income	3,351	3,480

Interest expense on
Deposits	392	462
Long-term borrowings	160	158
Total interest expense	552	620

Net interest income	2,799	2,860

Provision for credit losses	117	150

Net interest income after provision for credit losses	2,682	2,710

Other income
Service charges on deposit accounts	83	105
Other fees and commissions	159	170
Other non-interest income	11	10
Income on life insurance	54	54
Gains on investment securities	1	199
Total other income	308	538

Other expenses
Salaries and employee benefits	1,505	1,668
Occupancy	198	214
Other expenses	970	937
Total other expenses	2,673	2,819

Income before income taxes	317	429

Income tax expense	34	49

Net income	$283	$380

Net income per share of common stock	$0.10	$0.14

Weighted-average shares of common stock outstanding	2,775,560	2,764,129